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July 1, 2014

Re:	Comcast Corporation Amendment No. 1 to Form S-4 Filed March 23, 2014 File No. 333-194698

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Larry Spirgel, Assistant Director
Justin Kisner, Attorney-Adviser
Carlos Pacho, Senior Assistant Chief Accountant
Joe Cascarano, Staff Accountant
David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Dear Mr. Spirgel:

On behalf of Comcast Corporation (“Comcast”), and as discussed on our conference call on June 26, 2014 (the “June 26th conference call”), we are submitting this letter in further response to comment 1 of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 2, 2014 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Agreement and Plan of Merger dated as of February 12, 2014 among Comcast, Time Warner Cable Inc. (“TWC”) and Tango Acquisition Sub, Inc. For the reasons set forth in Section 1 below, we remain of the opinion that Note A to Schedule 14A does not require that the Registration Statement include information regarding a newly spun-off public entity (“SpinCo”) and the new public holding company for Charter (“New Charter”) beyond the information that Comcast is proposing to include in the Registration Statement. In addition, and as discussed in Section 2 below, we note that (i) inclusion of the financial information of SpinCo and New Charter being requested by the Staff would result in a substantial delay – likely up to four to six months – of the shareholder votes on the Comcast-TWC merger and (ii) the SpinCo and New Charter securities to be issued to Comcast shareholders if the proposed divestiture transactions with Charter Communications, Inc. (“Charter”) are completed are insignificant for purposes of Regulation S-X relative to the overall Comcast-TWC merger transaction and the resulting combined company (for example, the SpinCo shares retained by Comcast shareholders following the SpinCo and New Charter transactions would represent approximately 2.2% and the New Charter shares would represent approximately 1.1% of the current combined market capitalization of Comcast and TWC). Accordingly, we submit that an expansive reading of Note A requiring the inclusion of the Staff’s requested information is not in the interest of shareholders. The following analysis is intended to address certain comments made by the Staff during the June 26th conference call and supplements our previous response letter dated June 12, 2014 (the “June 12th letter”).

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1.	Note A does not require that the Registration Statement include information regarding SpinCo and New Charter beyond the information that Comcast is proposing to include.

The Staff has suggested that Note A to Schedule 14A requires that the Registration Statement include information, including financial information, regarding SpinCo and New Charter beyond the information that Comcast is proposing to include. We respectfully submit that Note A does not require such information.

a.	The Comcast shareholder and TWC stockholder votes do not “involve” the SpinCo and New Charter transactions within the meaning of Note A.

As a threshold matter, we believe it is critical to emphasize that Comcast shareholders and TWC stockholders are being solicited only to vote on the merger agreement between Comcast and TWC, which contemplates a divestiture transaction. Comcast shareholders and TWC stockholders are not being solicited to vote on (and are not entitled to vote on) the proposed SpinCo and New Charter transactions or to make an investment decision with respect to the proposed SpinCo and New Charter transactions. The merger agreement between Comcast and TWC does not specify any particular form of divestiture. While Comcast has entered into an agreement with Charter with respect to a series of potential divestiture transactions, that agreement is subject to a number of significant conditions and termination rights that are in addition to, and independent of, the conditions and termination rights applicable to the Comcast-TWC merger. Accordingly, it is not known at this time (and would not necessarily be known at the time the Registration Statement is declared effective and distributed to shareholders) with any degree of certainty what form any divestiture of assets will ultimately take, and the disclosure to Comcast shareholders and TWC stockholders – while providing investors with meaningful information about the proposed SpinCo and New Charter transactions – has been crafted carefully to ensure that shareholders understand that they are to vote on the Comcast-TWC merger (including the divestiture undertaking) regardless of whether the proposed SpinCo and New Charter transactions are consummated.

Note A provides that “Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.” During the June 26th conference call, the Staff suggested that, where shareholders are solicited to vote on a transaction, Note A requires information for any potential subsequent transaction involving a third party for which shareholders will not have a separate opportunity to vote. We respectfully disagree and submit that, in our view, Note A requires only that, where shareholders are solicited to vote on a principal matter, information must be provided for other matters that are an integral element of the principal matter being submitted to a vote.

That Note A requires information only about matters that are an integral element of the principal matter being submitted to a vote, and not about each and every potential subsequent supplementary matter that does not require additional shareholder approval, is borne out by the current and initial examples to Note A, each of which requires that the principal matter being submitted to a vote and the “other” matter to which Note A applies have a direct, integral relationship. The headnote to Schedule 14A was originally adopted in 1952 and gave as an example: “if action is to be taken with respect to any merger, consolidation or acquisition, specified in Item 14 which involves the election of directors, Item 6 and 7 [information about the director nominees and their compensation] shall also be answered.” See Fed. Reg. Doc. 52-13295 (Dec. 17, 1952).

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The current Note A example was added in 1986 “to better illustrate application of the headnote” and provides that “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.”

Notably, in both cases, the examples focus on other matters that are an integral element of, and are inextricably linked to, the primary matter for which a vote is solicited and for which no further disclosure statements will be provided to shareholders. Here, the Comcast-TWC merger is not cross-conditioned on the SpinCo and New Charter transactions, the SpinCo and New Charter transactions are not an integral part of the Comcast-TWC merger and, even if presented on their own, such matters would not require a separate vote by Comcast shareholders or TWC stockholders. If shareholder approval of the Comcast-TWC merger is obtained and all other conditions to closing are satisfied or waived, then the Comcast-TWC merger will occur whether or not the subscriber divestiture occurs through consummation of the SpinCo and New Charter transactions as agreed, through consummation of a different set of transactions with Charter if any conditions to the agreed transactions are not met or waived, and/or through an alternative divestiture transaction not involving Charter.1 It is for this reason that, as noted above, shareholders are being solicited to vote only on a merger between Comcast and TWC (including Comcast satisfying its undertaking in the TWC merger agreement with respect to the divestiture of video subscribers). The relationship of the SpinCo and New Charter transactions to the Comcast-TWC merger is categorically different in every meaningful measure from the relationship of the transactions cited in both the current (a share issuance for the purpose of effecting a merger) and original (a merger which involves the election of directors) examples to Note A. The SpinCo and New Charter transactions are not an integral element of the Comcast-TWC merger in a manner that is at all comparable to the examples promulgated by the SEC. We therefore respectfully submit that the Comcast-TWC merger does not “involve” the SpinCo and New Charter transactions within the meaning of Note A, and the requested additional information regarding SpinCo and New Charter does not fall within the scope of the requirements of that Note.

b.
Interpreting Note A to require that the Registration Statement include information regarding SpinCo and New Charter beyond the information that Comcast is proposing to include is inconsistent with the Staff’s application of Note A in prior analogous transactions.

Interpreting Note A to require the inclusion in the Registration Statement of information regarding SpinCo and New Charter beyond that Comcast is proposing to include is inconsistent with the application of Note A in numerous prior transactions. For example, the merger agreement for the 2005 merger of Sprint Corporation and Nextel Communications, Inc. contained an agreement of the parties to spin off Sprint’s local telecommunications business following completion of the merger. Accordingly, if Nextel shareholders voted to approve the merger, they would receive Sprint shares in the merger and, at a later time, shares of the spun-off company. The Sprint/Nextel merger clearly related to the spin-off in the same sense that the Comcast-TWC transaction relates to the proposed SpinCo and New Charter transactions – in both cases, the subsequent transaction was or is being

1 In this regard, we note that the Registration Statement makes clear that if the divestiture transactions do not occur, an alternative transaction, in the form of a spin-off, would likely be proportionate to the amounts set forth in the columns titled “Comcast Cable Systems in Spin-off Transaction” and “SpinCo Indebtedness” in the unaudited pro forma financial information set forth in the Registration Statement, such that, in the case of a spin-off of 3 million subscribers (as compared to the SpinCo transactions, which contemplate a spin-off of 2.5 million subscribers), the financial position and the results of operations of the divested Comcast cable systems would likely be approximately 20% greater than the amounts included in those columns.

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undertaken in connection with the primary transaction, was subject to a number of independent conditions and uncertainties, if consummated would occur some undefined time after completion of the primary transaction and would result in shareholders of the companies party to the primary transaction receiving additional securities of a separate issuer. If anything, the Sprint/Nextel merger “involved” the spin-off to a greater degree than the Comcast-TWC merger “involves” the proposed SpinCo and New Charter transactions, because the Sprint/Nextel spin-off was wholly within the control of Sprint’s board of directors and not subject to the third party conditionality present in the proposed SpinCo and New Charter transactions. Nevertheless, the Form S-4 filed by Sprint and declared effective by the Commission (File No. 333-123333, filed June 10, 2005) did not include historical financial information for the spin-operations or even pro forma financial information reflecting the impact of the disposition. By definition, therefore the Sprint/Nextel merger did not “involve” the contemplated spin-off within the meaning of Note A.

There are numerous other examples where companies have used Schedule 14A to solicit shareholder approval for a transaction in a context in which, if that transaction were to be approved and completed, shareholders would ultimately receive additional securities of another issuer pursuant to a subsequent transaction without a separate vote of security holders. In each case, Note A has not been read to require information regarding the issuer of the additional securities. In a 1993 transaction between Ball Corporation and Heekin Can, Inc., Ball acquired Heekin in a stock merger, followed by Ball spinning off a subsidiary to all its shareholders (File No. 33-58516, filed February 19, 1993) (as referenced in the June 12th letter and discussed on the June 26th conference call, in connection with this transaction the Commission granted no-action relief to Ball relating to the absence of a current offer for the stock of the subsidiary – see Ball Corporation No-Action Letter, Publicly Available February 23, 1993). In 1996, Union Pacific Corporation entered into an agreement to acquire Southern Pacific Rail Corporation in a mixed cash/stock merger, which was to be followed by Union Pacific distributing shares of a subsidiary to shareholders (File No. 33-64707, filed on December 12, 1995). In 2002, L-3 Communications Titan Corp. (formerly known as Titan Corp.) entered into an agreement to acquire GlobalNet in a stock transaction which was to be followed by L-3 distributing shares of a subsidiary, SureBeam, to its shareholders (File No. 333-81694, filed February 12, 2002). In 2013, Digital Generation, Inc. entered into a merger agreement which contemplated that Digital Generation would spin-off a subsidiary to its stockholders and then merge with Extreme Reach (File No. 001-35643, filed January 13, 2014). In each of these examples, shareholders were solicited on Schedule 14A to approve a merger that, if consummated, would result in those shareholders receiving securities of a spun-off entity pursuant to a subsequent transaction. In none of these transactions, however, did the applicable Schedule 14A include historical financial information of the entity to be spun-off, which would have been required had Note A applied.2

2 In some of these transactions, historical financial information of the spun-off entity was separately available at the time of the solicitation because the spun-off entity already had on file an effective Form 10 or other SEC filings containing financial information. However, none of the Schedule 14As incorporated by reference the Form 10 or other SEC filings, and Note A does not provide an exception for instances where the applicable information is separately available. Accordingly, for purposes of Note A, the separate availability of information should be irrelevant – either the transaction for which votes are being solicited “involved” the spin-off within the meaning of Note A, in which case information regarding the spun-off entity must be included in the Schedule 14A, or it does not “involve” the spin-off within the meaning of Note A, in which case information regarding the spun-off entity is not required to be included in the Schedule 14A.

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c.
The contemplated post-spin-off acquisition by Charter of a stake in SpinCo does not impact the question of whether Note A requires that the Registration Statement include information regarding SpinCo or New Charter beyond the information Comcast is proposing to include, nor does the fact that neither Comcast shareholders nor TWC stockholders have an approval right over the proposed transactions.

On the June 26th conference call, the Staff suggested several reasons why the Sprint/Nextel transaction and the other transactions cited by Comcast could be distinguished from the present situation. However, none of these distinctions is relevant to the nature of the information required by Note A. Specifically, the Staff suggested that mergers followed by pro rata spin-offs, such as was contemplated in the Sprint/Nextel merger, which are not covered by Note A, are not relevant precedent for our transaction, where the pro rata spin-off is accompanied by a merger involving the issuance of shares by another public company. That shareholders are receiving securities of two issuers rather than one issuer on account of a spin-off transaction is a factual distinction that should not, in our view, be meaningful for purposes of applying Note A – either the predicate merger “involves” the subsequent transaction (pursuant to which shareholders will receive securities) for purposes of Note A, or it does not. It cannot be that a predicate merger does not “involve” a contemplated pro rata 100% spin-off (pursuant to which shareholders will receive securities), but that a subsequent, one-step-further-removed transaction (and the receipt of an additional security, issued pursuant to a valid registration statement) somehow retroactively creates the required “involvement” such that the spin-off and any subsequent transactions now fall within the scope of Note A.

Setting aside our view that the introduction of a potential post-spin-off subsequent transaction cannot alter the application of Note A to a spin-off transaction, the Staff’s assumption appears to be that a common stock interest in a company pre-spin is equivalent to having common stock in the company post-spin plus common stock in the spun-off entity (i.e., the sum of the parts equals the whole). We respectfully disagree. The market value of the separated companies is typically different than the market value of the combined company – in fact, it is the expectation of higher total value that drives many companies to do spin-offs. Spun-off companies can and do have significantly different characteristics than the companies from which they are spun off, including differences in capital structure and leverage, operating expenses and governance structure, among others – all of which warrant treating a spun-off company as a new independent issuer with its own unique attributes that may – or may not – have any resemblance to the attributes of the company from which it was spun off. Accordingly, it would be inconsistent to permit mergers followed by a pro rata spin-off to proceed without financial information with respect to the spun-off entity while requiring additional information merely because the proposed Comcast-TWC spin-off contemplates a subsequent merger involving the registered issuance of third-party stock.

The Staff also indicated on the June 26th conference call that it might reach a different conclusion if Comcast shareholders would have the opportunity to make a future investment decision regarding their participation in the SpinCo and New Charter transactions.3 We note that, because the proposed SpinCo and New Charter transactions cannot be consummated until a significant period of time after completion of the Comcast-TWC merger (at least four weeks, and possibly substantially longer), and during that interim period the SpinCo and New Charter registration statements, containing complete information about the two companies, will be available, Comcast shareholders who do not wish to receive SpinCo or New Charter securities will have a meaningful opportunity to make an investment decision, on the basis of that information, as to whether to (a) remain Comcast shareholders through the record date for the proposed spin-off transaction (and to therefore receive SpinCo and New Charter securities) or sell their Comcast shares and not receive SpinCo and New Charter securities or (b) immediately sell on the market their SpinCo and New Charter securities. This decision is no different than that of any shareholder in a public company that receives notice of the company’s

3 We have explored the possibility of altering the proposed transactions in response to the Staff’s suggestions, but we do not believe it is possible within the framework of the transactions to provide shareholders with a different form of investment decision, such as a vote or participation election. Moreover, upon further review, the alternative discussed on the June 26th conference call proved unworkable in light of tax considerations.

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intended spin-off. In such cases, typically, shareholders do not have the opportunity to approve the spin-off transaction through a vote, but are given ample opportunity (through appropriate disclosure documents – the same type of documents that will be available in the SpinCo and New Charter transactions) to make a decision with respect to whether to hold, or even receive, the spin-off shares.

d.	The precedent transactions cited by the Staff during the June 26th conference call are inapplicable.

During the June 26th conference call, the Staff suggested that the transactions between Tyco and Pentair and between Weyerhaeuser and TRI Pointe4 are more analogous to our transaction than the Sprint/Nextel transaction, the Ball Corporation transaction or the other transactions we cited. However, the two transactions cited by the Staff differ substantially from the present situation, and neither provides any support for the proposition that, when shareholders are solicited for a vote on a primary transaction, Note A requires information about a subsequent, and separately conditioned, transaction.

In the Tyco/Pentair transaction, Tyco separated its flow control business by way of spin-off (“Tyco SpinCo”). Immediately following the spin-off, Pentair, Inc. merged into a subsidiary of Tyco SpinCo, with Pentair surviving as a wholly owned subsidiary of Tyco SpinCo. Following the transactions, Tyco SpinCo held the combined operations of Pentair and Tyco’s flow control business and Tyco SpinCo was owned by a combination of Tyco and Pentair shareholders. The Weyerhaeuser/TRI transactions involved Weyerhaeuser separating its real estate business by means of a split-off (“Weyerhaeuser SplitCo”), immediately followed by the merger of Weyerhaeuser SplitCo and a subsidiary of TRI Pointe. As a result of the transactions, TRI Pointe held the combined operations of TRI Pointe and Weyerhaeuser’s real estate business and TRI Pointe was owned by a combination of Weyerhaeuser and TRI shareholders.

In both precedents cited by the Staff, the spin-off/split-off and the merger were integrated transactions in which the transactions were cross-conditional and would occur simultaneously with each other or not at all. These transactions would thus be comparable to Comcast’s proposed spin-off of SpinCo, to be immediately followed by the merger of SpinCo and New Charter, if the SpinCo and New Charter transactions were the only transactions at issue. However, the Tyco/Pentair and Weyerhaeuser/TRI transactions are not comparable to the larger Comcast/TWC transactions since they both lack a critical and distinguishing feature – neither of these transactions involved an independent precursor primary transaction that was not conditioned upon the occurrence of the subsequent transaction. A much closer comparison to the Comcast-TWC merger and the subsequent potential Charter transactions is the Sprint/Nextel transactions, the Ball Corporation transactions and the other transactions we cited above that, while not identical to our transaction, all involve a precursor primary transaction and a possible subsequent secondary/ancillary transaction, where the primary transaction was not conditioned upon the occurrence of the secondary transaction. Accordingly, we do not believe that the Tyco/Pentair and Weyerhaeuser/TRI transactions are relevant for determining what information is required by Note A to be included in the Registration Statement with respect to the Comcast-TWC merger.

4 Weyerhaeuser also entered into a series of transactions with Domtar in 2006. Those transactions were substantially similar in structure to the Weyerhaeuser/TRI transactions, and the following analysis applies equally with respect to the Weyerhaeuser/Domtar transactions.

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2.
Requiring the Registration Statement to include information regarding SpinCo and New Charter beyond that which Comcast is proposing to include would significantly delay the Comcast shareholder and TWC stockholder votes and would not serve the interests of shareholders.

The Staff’s expansive interpretation of Note A is not in the best interests of shareholders for the following reasons:

•
First, the preparation of financial statements (including, specifically, historical and pro forma financial information for SpinCo and New Charter) will result in a very substantial delay – likely up to four to six months – in the Comcast shareholder and TWC stockholders votes. The Comcast-TWC merger is a matter of significant public and shareholder interest, and delaying the shareholder votes for that period of time will create meaningful and unnecessary market uncertainty regarding the Comcast-TWC merger.

•
Second, the Registration Statement, as proposed to be revised in response to the Staff’s comments, includes considerable information concerning the proposed SpinCo and New Charter transactions, including pro forma financial information about each of the transactions, references to Charter’s public filings (which include historical financial information for Charter) and sensitivity analyses identifying key uncertainties with respect to important SpinCo’s financial metrics.

•
Third, the disclosure to Comcast shareholders and TWC stockholders has been crafted carefully to ensure that shareholders understand that they are to vote on the Comcast-TWC merger (including the divestiture undertaking) regardless of whether the proposed SpinCo and New Charter transactions are consummated. Further, more detailed disclosure concerning SpinCo and New Charter could de-emphasize this possible outcome and, thus, mislead investors as to the nature of their investment decision.

•
Fourth, the proposed SpinCo transaction represents an insignificant amount of the combined Comcast-TWC’s operations. For example, based on the assumptions set forth in the pro forma financial statements included in the Registration Statement, the SpinCo shares retained by Comcast shareholders following the SpinCo and New Charter transactions would represent approximately 2.2% and the New Charter shares would represent approximately 1.1% of the current combined market capitalization of Comcast and TWC.

Accordingly, we do not believe that the expansive reading of Note A proposed by the Staff is consistent with the paramount goal of shareholder protection.

*  *  *  *  *

For the reasons cited above, we respectfully request that the Staff reconsider the preliminary position expressed in the June 26th conference call. We note that this letter has been reviewed by Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to TWC, and they are in agreement with the analysis presented. We are separately seeking a waiver from the Chief Accountant of Corporation Finance pursuant to Regulation S-X, Rule 3-13, in the event the Staff concludes additional financial information regarding either SpinCo or New Charter is required pursuant to Note A of Schedule 14A.

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Please contact the undersigned at (212) 450-4089 or David L. Caplan at (212) 450-4156 or Bruce Dallas at (650) 752-2022 should you require further information or have any questions.

Sincerely yours,

/s/ William J. Chudd

William J. Chudd

cc:	Arthur R. Block, Esq. Senior Vice President, General Counsel and Secretary Lawrence J. Salva, Senior Vice President, Chief Accounting Officer and Controller Comcast Corporation
cc:	David L. Caplan, Esq. Bruce K. Dallas, Esq. Davis Polk & Wardwell LLP
cc:	Michael Titta Deloitte & Touche LLP
cc:	Mark Lawrence-Apfelbaum, Esq. Executive Vice President, General Counsel and Secretary William F. Osbourn, Jr. Senior Vice President and Controller Time Warner Cable Inc.
cc:	Robert B. Schumer, Esq. Ariel J. Deckelbaum, Esq. Ross A. Fieldston, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP
cc:	Wayne Carnall PricewaterhouseCoopers LLP